November 24, 2004



Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We have read Sub-Item 77K of Form N-SAR of the Constellation Funds, a copy of which is attached, and are in agreement with the statements contained therein concerning our Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.


Sincerely yours,

Ernst & Young LLP

ATTACHMENT

Form N-SAR
Semi-Annual Period ended September 30, 2004

Sub-Item 77K: Changes in registrant's certifying accountants


On June 14, 2004, Ernst & Young LLP (E&Y) was dismissed as independent registered public accounting firm for the Funds. KPMG LLP (KPMG) was selected as the Funds' independent registered public accounting firm. The Funds' selection of KPMG as its independent registered public accounting firm was recommended by the Funds' audit committee and was approved by the Funds' Board of Trustees.

The reports of the financial statements audited by E&Y for the Funds and their predecessor entities for each of the years in the five-year period ended
September 30, 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Funds and E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.